mwe.com

May 16, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park

Christopher Edwards

Sasha Parikh

Al Pavot

Re:	Intensity Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 12, 2021

File No. 333-260565

Dear Ms. Park:

On behalf of Intensity Therapeutics, Inc., a Delaware corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 28, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (File No. 333-260565) filed by the Company on April 20, 2022 (the “Registration Statement”). Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response.

Amendment No. 6 to Form S-1 filed April 20, 2022

Prospectus Summary, page 1

1.	We note your disclosure of one grade 4 treatment related adverse event reported in your Phase 1 study. Please expand your disclosure to describe the type of adverse event observed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the revised Registration Statement to describe the grade 4 adverse event and add a cross reference to the longer description of the event on page 66 of the revised Registration Statement.

Business, page 52

2.	Please clarify the meaning and significance of scientific or technical terms the first time they are used to ensure the meaning of neutrophil decrease, STS, MTD and cosmesis.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 66 of the revised Registration Statement to clarify the meaning and significance of “neutrophil”. In addition the Company has revised its disclosure on pages 75 76 and 80 of the revised Registration Statement to clarify the meaning and significance of “STS, “MTD”, and cosmesis, respectively.

Please contact me at +1 202 756 8298 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Dan Woodard

cc: Lewis Bender, Chief Executive Officer